CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
MONTHLY REPORT - JUNE 2011

STATEMENT OF CHANGES IN NET ASSET VALUE

Net Asset Value (505,113.654) units on May 31, 2011	$1,284,219,574
Addition of 0.000 units on June 30, 2011	0
Redemption of (7,903.243) units on June 30, 2011	(19,253,254)
Offering Cost	(286,903)
Net Income - June 2011	(53,413,232)

Net Asset Value (497,210.411) units on June 30, 2011	$1,211,266,185

Net Asset Value per Unit at June 30, 2011	$2,436.12

STATEMENT OF INCOME (LOSS)

Income:
Gains (losses) on futures contracts:
Realized	$(2,489,307)
Change in unrealized	(41,416,144)

Gains (losses) on forward and options on forward contracts:
Realized	31,178,105
Change in unrealized	(32,939,983)
Net Investment Income (Loss)	168,402
(45,498,927)

Expenses:
Brokerage fee	7,832,160
Performance fee	0
Operating expenses	82,145
7,914,305
Net Income (Loss) - June 2011	$(53,413,232)

FUND STATISTICS

Net Asset Value per Unit at June 30, 2011	$2,436.12

Net Asset Value per Unit at May 31, 2011	$2,542.44

Unit Value Monthly Gain (Loss) %	(4.18)%

Fund 2011 calender YTD Gain (Loss) %	(6.69)%

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Theresa D. Becks
Theresa D. Becks
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.

Prepared without audit

Dear Investor,

Commodities Continue to Weigh on Performance....

The Greek debt crisis continued to dominate price movement in June, leading to the eventual passage of an austerity plan at month-end. In addition, the U.S. Federal Reserve, which continues to expect that economic conditions are likely to warrant exceptionally low interest rates for an extended period, gave no hint of a new “QE3” program.

Commodity trading was difficult in June, particularly in the energy complex, as prices continued to fall from late April/early May highs. Concerns about the European Sovereign Debt crisis, discord with OPEC, and an unexpected and controversial use of U.S. and European strategic petroleum reserves by the IEA (International Energy Agency) and the DOE (Department of Energy) weighed heavy on prices. Additional losses were recorded in precious and base metals.

Trading in global equities also produced negative results as stock markets around the world declined on Greek debt concerns and weak economic data. While the Fund’s models generally reduced overall long stock index exposure throughout the month, concentrations remained in the U.S. and Europe with mixed positioning in Asia.

Risky assets rallied and bond prices fell across the globe during the last few days of the month after the austerity package in Greece was finally passed.  Small losses were recorded in fixed income trading, particularly on the short-end of the curve.

Foreign exchange markets were largely unchanged in June, despite a rollercoaster of headlines that caused the currency markets to fluctuate intra-month. The Fund continues to maintain a short U.S. Dollar exposure versus most major currencies.

There have been some sharp reversals in the markets as of recent, which present few opportunities for the Fund’s style of trading. We remain confident in our systematic, diversified approach, as historically trends have tended to emerge from periods of high uncertainty.

Please do not hesitate to call me with questions.

Sincerely,

Terri Becks
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P